                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                      AND

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             MARCAM SOLUTIONS, INC.
                            (Name of Subject Company)

                                  INVENSYS PLC
                               M ACQUISITION CORP.
                               M MERGER SUB, INC.

                                    (BIDDERS)

                          COMMON STOCK, $.01 PAR VALUE
                        (INCLUDING THE ASSOCIATED RIGHTS)

                         (TITLE OF CLASS OF SECURITIES)

                                    56614A107

                         (CUSIP NUMBER OF COMMON STOCK)

                              PAUL REINSTEIN, ESQ.
                    FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
                               ONE NEW YORK PLAZA
                          NEW YORK, NEW YORK 10004-1930
                                 (212) 859-8000
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                            CALCULATION OF FILING FEE


   TRANSACTION VALUATION*                       AMOUNT OF FILING FEE
   ----------------------                       --------------------
        $65,808,975                                     $13,162


* FOR PURPOSES OF CALCULATING FEE ONLY. THIS AMOUNT IS BASED ON A PER SHARE OFFERING PRICE OF $7.50, FOR 8,774,530 SHARES OF COMMON STOCK. PURSUANT TO THE AGREEMENT AND PLAN OF MERGER, DATED AS OF MAY 27, 1999, BY AND AMONG MARCAM SOLUTIONS, INC. (THE "COMPANY"), INVENSYS PLC, M ACQUISITION CORP. AND M MERGER SUB, INC. (COLLECTIVELY, THE "BIDDERS"), THE COMPANY REPRESENTED TO THE BIDDERS THAT, AS OF SUCH DATE, IT HAD 7,818,087 SHARES OF COMMON STOCK ISSUED AND OUTSTANDING AND 889,176 SHARES OF COMMON STOCK RESERVED FOR ISSUANCE UPON EXERCISE OF OUTSTANDING STOCK OPTIONS WITH EXERCISE PRICES BELOW $7.50 PER SHARE. THE COMPANY HAS ALSO ADVISED THE BIDDERS THAT IT HAS APPROXIMATELY 158,746 SHARES OF COMMON STOCK RESERVED FOR ISSUANCE PURSUANT TO THE TERMS OF THE COMPANY'S EMPLOYEE STOCK PURCHASE PLAN AND THAT THE ESTIMATED NUMBER OF SHARES OF COMMON STOCK THAT MAY BE PURCHASED BY EMPLOYEES AT THE END OF THE CURRENT PAYMENT PERIOD IS 67,267. THE AMOUNT OF THE FILING FEE, CALCULATED IN ACCORDANCE WITH RULE 0-11 UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, EQUALS 1/50 OF ONE PERCENT OF THE AGGREGATE OF THE CASH OFFERED BY THE BIDDER.

/ / CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(a)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

     AMOUNT PREVIOUSLY PAID:          N/A                 FILING PARTY:    N/A
     FORM OR REGISTRATION NO.:        N/A                 DATE FILED:      N/A

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Invensys plc


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                         (a) [ ]
                                                         (b) [X]


3




4    SOURCE OF FUNDS

         WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                    [ ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

         England and Wales


7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,848,107**


8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]


9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            31.5%**

10   TYPE OF REPORTING PERSON

            CO

**See Section 12 of the Offer to Purchase, incorporated herein by reference, for a description of the Tender and Option Agreement, dated May 27, 1999, between Purchaser, Offeror and the Stockholders Listed on Schedule A thereto.

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     M Acquisition Corp.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [x]

 3

 4   SOURCE OF FUNDS

     WC

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d)or 2(e)                                  [ ]

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE


 7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,848,107**

 8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]

 9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               31.5%**

10   TYPE OF REPORTING PERSON

     CO
** See Section 12 of the Offer to Purchase, incorporated herein by reference, for a description of the Tender and Option Agreement, dated May 27, 1999, between Purchaser, Offeror and the Stockholders Listed on Schedule A thereto.

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     M Merger Sub, Inc.


 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                         (a) [ ]
                                                         (b) [X]


 3




 4   SOURCE OF FUNDS

       WC


 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                            [ ]



 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE


 7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,848,107**


 8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]



 9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         31.5%**

10   TYPE OF REPORTING PERSON

         CO


** See Section 12 of the Offer the Purchase, incorporated herein by reference, for a description of the Tender and Option Agreement, dated May 27, 1999, between Purchaser, Offeror and the Stockholders Listed on Schedule A thereto.

         This Tender Offer Statement on Schedule 14D-1 relates to a tender offer by M Merger Sub, Inc., a Delaware corporation ("Offeror"), and a direct wholly owned subsidiary of M Acquisition Corp., a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of Invensys plc, a public limited company organized under the laws of England and Wales ("Parent"), to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Common Stock"), including the associated preferred stock purchase rights issued pursuant to the Amended and Restated Rights Agreement, dated as of September 18, 1998, as amended through the date hereof, between the Company and BankBoston, N.A., as Rights Agent (the "Rights" and, together with the Common Stock, the "Shares"), of Marcam Solutions, Inc., a Delaware corporation (the "Company"), at a purchase price of $7.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 3, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and which are incorporated herein by reference. Purchaser and Offeror have been formed by Parent in connection with the Offer and the transactions contemplated thereby. This
Tender Offer Statement on Schedule 14D-1 also constitutes a Statement on
Schedule 13D with respect to the Tender and Option Agreement, a copy of which is attached as Exhibit (c)(2).

ITEM 1.  SECURITY AND SUBJECT COMPANY.

         (a) The name of the subject company is Marcam Solutions, Inc. The address of the principal executive offices of the Company is 95 Wells Avenue, Newton, Massachusetts 02459.

         (b) The information set forth in the Introduction and Section 1 ("Terms of the Offer") of the Offer to Purchase is incorporated herein by reference.

         (c) The information set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) through (d), (g) This Schedule 14D-1 is filed by Parent, Purchaser and Offeror. The information set forth in the Introduction and Section 9 ("Certain Information Concerning Parent, Purchaser and Offeror") of the Offer to Purchase and in Schedule I thereto is incorporated herein by reference.

         (e) and (f) None of Offeror, Purchaser or Parent or, to the best of their knowledge, any of the persons listed in Schedule I of the Offer to Purchase, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding of any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

         (a) and (b) The information set forth in the Introduction, Section 8 ("Certain Information Concerning the Company"), Section 9 ("Certain Information Concerning Parent, Purchaser and Offeror"), Section 11 ("Background of the Offer") and Section 12 ("Purpose of the Offer and the Merger; Plans for the Company; The Transaction Documents") of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

         (b) and (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

         (a) through (c), (e) The information set forth in the Introduction,
Section 12 ("Purpose of the Offer and the Merger; Plans for the Company; The Transaction Documents") and Section 13 ("Dividends and Distributions") of the Offer to Purchase is incorporated herein by reference.

         (d) The information set forth in the Offer to Purchase is incorporated herein by reference.

         (f) through (g) The information set forth in Section 7 ("Effect of the Offer on the Market for Shares; Stock Quotation; Exchange Act Registration and Margin Securities") of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a) None.

         (b) Not applicable.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

         The information set forth in the Introduction, Section 1 ("Terms of the Offer"), Section 9 ("Certain Information Concerning Parent, Purchaser and Offeror"), Section 10 ("Source and Amount of Funds"), Section 11 ("Background of the Offer"), Section 12 ("Purpose of the Offer and the Merger; Plans for the Company; The Transaction Documents"), Section 13 ("Dividends and Distributions") and Section 14 ("Certain Conditions to the Offer") of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

         The information set forth in the Introduction and Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

         Not Applicable.

ITEM 10. ADDITIONAL INFORMATION.

         (a) The information set forth in the Introduction, Section 1 ("Terms of the Offer"), Section 9 ("Certain Information Concerning Parent, Purchaser and Offeror"), Section 11 ("Background of the Offer"), Section 12 ("Purpose of the Offer and the Merger; Plans for the Company; The Transaction Documents"),
Section 13 ("Dividends and Distributions") and Section 14 ("Certain Conditions to the Offer") of the Offer to Purchase is incorporated herein by reference.

         (b) and (c) The information set forth in Section 15 ("Certain Regulatory and Legal Matters") of the Offer to Purchase is incorporated herein by reference.

         (d) The information set forth in Section 7 ("Effect of the Offer on the Market for Shares, Stock Quotation, Exchange Act Registration and Margin Securities") of the Offer to Purchase is incorporated herein by reference.

         (e) None.

         (f) The information set forth in the Offer to Purchase, a copy of which is attached as Exhibit (a)(1), and the Letter of Transmittal, a copy of which is attached as Exhibit (a)(2), is incorporated herein by reference in its entirety.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

         (a)(1)   Offer to Purchase, dated June 3, 1999.
         (a)(2)   Letter of Transmittal.
         (a)(3)   Letter from Morgan Stanley Dean Witter to Brokers, Dealers,
                       Commercial Banks, Trust Companies and Other Nominees.
         (a)(4)   Letter to Clients for use by Brokers, Dealers, Commercial
                       Banks, Trust Companies and Other Nominees.
         (a)(5)   Notice of Guaranteed Delivery.
         (a)(6)   Guidelines for Certification of Taxpayer Identification Number
                       on Substitute Form W-9.
         (a)(7)   Summary Announcement, dated June 3, 1999.
         (a)(8)   Press Release issued by Parent on May 27, 1999.
         (a)(9)   Press Release issued by Parent on June 3, 1999.
         (b)      Not applicable.
         (c)(1)   Agreement and Plan of Merger, dated as of May 27, 1999, among
                       Parent, Purchaser, Offeror and
                      the Company.
         (c)(2)   Tender and Option Agreement, between Purchaser, Offeror and the Stockholders Listed on Schedule A thereto, dated as of May 27, 1999.
         (c)(3)   Confidentiality Agreement, between Parent and the Company, dated May 17, 1999.
         (d)      None.
         (e)      Not applicable.
         (f)      None.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 3, 1999

                                     INVENSYS PLC


                                     By: /s/ R.P.A. Coles
                                        ---------------------------------------
                                        Name: R.P.A. Coles
                                        Title: Secretary



                                     M ACQUISITION CORP.


                                     By: /s/ Roy H. Slavin
                                        ---------------------------------------
                                        Name: Roy H. Slavin
                                        Title: Chief Executive Officer



                                     M MERGER SUB, INC.


                                     By: /s/ Roy H. Slavin
                                        ---------------------------------------
                                        Name: Roy H. Slavin
                                        Title: Chief Executive Officer

                                  EXHIBIT INDEX


  EXHIBIT       DESCRIPTION NO.
  -------       ---------------
 (a)(1)  --    Offer to Purchase, dated June 3, 1999.
 (a)(2)  --    Letter of Transmittal.
 (a)(3)  --    Letter from Morgan Stanley Dean Witter to Brokers, Dealers,
                  Commercial Banks, Trust Companies and Other Nominees.
 (a)(4)  --    Letter to Clients for use by Brokers, Dealers, Commercial Banks,
                  Trust Companies and Other Nominees.
 (a)(5)  --    Notice of Guaranteed Delivery.
 (a)(6)  --    Guidelines for Certification of Taxpayer Identification Number
                  on Substitute Form W-9.
 (a)(7)  --    Summary Announcement, dated June 3, 1999.
 (a)(8)  --    Press Release issued by Parent on May 27, 1999.
 (a)(9)  --    Press Release issued by Parent on June 3, 1999.
 (b)     --    Not applicable.
 (c)(1)  --    Agreement and Plan of Merger, dated as of May 27, 1999,
                 among Parent, Purchaser, Offeror and
                 the Company.
 (c)(2)  --    Tender and Option Agreement, between Purchaser, Offeror and the Stockholders Listed on Schedule A thereto, dated as
                  of May 27, 1999.
 (c)(3)  --    Confidentiality Agreement, between Parent and the Company, dated May 17, 1999.
 (d)     --    None.
 (e)     --    Not applicable.
 (f)     --    None.